(Henkel)

A Brand like a Friend

04 MAR 29 AM 7:21

Henkel KGaA • Henkelstr. 67 • D-40191 Düsseldorf

Office of International Corporation Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04010872

SUPPL

Abteilung / dept. Recht / Law Department
VJC - Corporate Matters
Telefon / phone (direct) (+49-211) 797 8959
Telefax / fax (direct) (+49-211) 798 2463
E-Mail thomas-gerd.kuehn@henkel.com

Ihre Nachricht / your message

Datum
2004-03-25

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

Rule 12g3-2(b) Submission
File No. 82-4437
Henkel KGaA

Ladies and Gentlemen:

Enclosed please find Henkel's press release: "Clear Approval – Dial Shareholders approve Henkel merger".

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Very truly yours,

Henkel KGaA

T. Kuehn H. Nicolas

dlw 3/29

Encl.

Thomas-Gerd Kuehn
24.03.2004 18:31
Entscheidung erforderlich ? ☐ ja

An: Christa Richardt-Straube/KGaA/HENKEL@Henkel KGaA
Kopie:
Thema: Press Release "Clear approval"

b an SEC

Gruss,

TK

VJC Corporate Matters
Phone: +49-211-797-8959
Fax: +49-211-798-2463
E-Mail: Thomas-Gerd.Kuehn@henkel.com

----- Weitergeleitet von Thomas-Gerd Kuehn/KGaA/HENKEL am 24.03.2004 18:31 -----

VCmail
24.03.2004 17:45
Entscheidung erforderlich ? ☐ ja

An:
Kopie: (Blindkopie: Thomas-Gerd Kuehn/KGaA/HENKEL)
Thema: Press Release "Clear approval"

Henkel
A Brand like a Friend

Information from Corporate Communications

Ladies and Gentlemen ,

Attached please find the press release "Clear approval", which we just distributed to the media.

With my very best regards

Ernst Primosch

Press Release

Clear approval

Dial shareholders approve Henkel merger

Düsseldorf/ Scottsdale, Arizona The shareholders of The Dial Corporation, Scottsdale, Arizona, today approved the merger of the company with the Henkel

Group, Düsseldorf. With the merger already having been cleared by the anti-trust authorities this decision leaves the way clear for closure. The decision was taken with a voting majority of 63.6 percent.

"This decision by Dial's shareholders constitutes the decisive step in the successful completion of this transaction," said Ulrich Lehner, President and CEO of the Henkel Group, "and I am delighted that we will now soon be able to welcome Dial's employees into the Henkel Group."

Henkel will purchase all the issued Dial shares. The Dial shareholders will receive $28.75 per share (in cash). Closure of the transaction is scheduled for March 29, 2004.

About Dial:

The Dial Corporation, Scottsdale, Arizona, USA is one of America's leading manufacturers of consumer products. Its portfolio includes brands such as Dial soaps, Dial liquid soaps and Dial shower gels in the bodycare segment, Purex laundry detergents, Renuzit air fresheners as well as Armour and Armour Star in the food segment. Dial products have been in the marketplace for more than 100 years. In fiscal 2003, The Dial Corporation with its 2,900 employees generated sales of $1.34 billion and an operating profit (EBIT) of $241 million.

About Henkel:

Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful. The Henkel Group operates in three strategic business areas – Home Care, Personal Care, and Adhesives, Sealants and Surface Treatment. In fiscal 2003 the Henkel Group generated sales of 9.436 billion euros and an operating profit (EBIT) of 706 million euros. 50,000 employees work for the Henkel Group worldwide. People in 125 countries around the world trust in brands and technologies from Henkel.

This information contains forward-looking statements based on the current beliefs and estimates of Henkel's management. They are not guarantees of future performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results or performance to be materially different from those expressed or implied by such statements. Many of these risks and uncertainties relate to factors that are beyond Henkel's ability to control or estimate

precisely, such as future market and economic conditions and the behavior of other market participants. Henkel does not intend nor assume any obligation to update these forward-looking statements.

March 24, 2004

Henkel Group
Corporate Communications

Ernst Primosch	Lars Witteck
Tel.: +49-211-797-3533	Tel.: +49-211-797-2606
Fax: +49-211-798-9208	Fax: +49-211-798-9208

press@henkel.com

Photos available at press.henkel.com

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